Delisting Determination, The Nasdaq Stock Market, LLC, August 5, 2025
China Liberal Education Holdings Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of China Liberal Education Holdings Limited. effective at the opening of the trading session on August 18, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staff determination on May 7, 2025.
On May 13, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel
(Panel) pursuant to Listing Rule 5815.
On May 21, 2025 Staff issued
an Additional Staff Delist Determination Letter because the Company was in violation of Listing Rule 5250(c)(1).
In the May 21, 2025 letter, Staff informed the Company that since the Company was already before a Hearings Panel, the Company would have seven days, or until May 28, 2025, to request a stay of the suspension from the Exchange, pending a Hearings Panel decision.
The request must include an explanation of why an extended stay would be appropriate. Staff nor the Panel received a stay of suspension so Staff exercised its regulatory authority under Listing Rule 5101 to suspend the company security due to public interest concerns and delinquent filing issues.
On June 10, 2025, the hearing was held.
On June 12, 2025 the Panel reached a decision and a Decision letter was issued on June 12, 2025.
The Panel decided to have the Company security remain suspended from the Exchange.
The Company security was suspended on June 3, 2025.
The Staff determination to delist the Company security became final on July 28, 2025.